

07005955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44222

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Belle Haven Investments, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Greenwich Office Park
(No. and Street)

Greenwich	CT	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Schum (203)413-4240
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)



SEC MAIL PROCESSING SECTION
MAR 2007
WASH. D.C.
185

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Stephen Schum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Belle Haven Investments, L.P., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller
Title

Notary Public

MICHAEL J. McINTOSH
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Members' Equity.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BELLE HAVEN INVESTMENTS, L.P. AND SUBSIDIARY
(A LIMITED PARTNERSHIP)

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Consolidated Statement of Financial Condition

December 31, 2006

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Belle Haven Investments, L.P. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2006

Assets		
Cash	$	305,514
Receivable from broker-dealers		58,237
Securities Owned		
Marketable, at market value		4,125,594
Not readily marketable, at estimated fair value		128,907
Secured demand note		1,000,000
Accounts receivable, net of allowance		45,056
Interest receivable		48,582
Furniture, equipment and leasehold improvments, net		63,034
Management fees receivable		274,284
Other assets		248,738
Total assets	$	6,297,946
Liabilities and Partners' Capital		
Liabilities		
Payable to clearing broker	$	3,777,447
Securities sold, not yet purchased, at market value		140,940
Payable to former partner		75,000
Accrued expenses and other liabilities		234,329
		4,227,716
Liabilities subordinated to claims of general creditors		1,000,000
Commitments		
Partners' capital		1,070,230
Total liabilities and partners' capital	$	6,297,946

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization

Belle Haven Investments, L.P. (the "Company") is a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc., specializing primarily in U.S. government, municipal and equity securities.

The Company operates under a clearance agreement with another broker whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits), as defined in the agreement.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, BH Sales & Marketing LLC (the "Subsidiary"). BH Sales & Marketing LLC provides liquidation services to manufacturers with excess inventories. Income from this activity is reflected in income from other operations on the statement of operations. All material intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition
Securities and commodities transactions and the related revenues and expenses are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned
Trading and investment securities, consisting primarily of state and municipal obligations and corporate stocks, are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management at an amount not greater than cost. Unrealized gains or losses are reflected in trading revenues.

Accounts Receivable
Accounts receivable consist of trade receivables recorded at original invoice amount. Trade credit is generally extended on a short-term basis; thus, trade receivables do not bear interest although a finance charge may be applied to receivables that are past due. Trade receivables are periodically evaluated for collectibility based on past credit history with customers and their current financial condition. The Company generally does not require collateral for trade receivables. Accounts receivable that are deemed uncollectible are offset against the allowance for doubtful accounts.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets ranging from five to seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements.

Merchandise Inventory
Merchandise inventories are valued at the lower of cost (determined on a first-in first-out basis) or market. Merchandise inventory amounting to $160,657 is included in other assets on the consolidated statement of financial condition.

Income Taxes
As a partnership, the Company is not liable for federal or state income taxes. Each partner is responsible to report separately his or her distributive share of partnership income or loss to tax authorities. It is currently anticipated that amounts to be withdrawn by the partners to meet their income tax liabilities will not significantly affect the financial condition of the Company. The Subsidiary is taxed as a partnership, and its distributive share of partnership income or loss is reportable on the Company's tax return.

Guaranteed Payments to Partners
Guaranteed payments to partners that are intended as compensation for service rendered are accounted for as expenses of the Company rather than as allocations of partnership net income. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the partnership, but rather, as part of the allocation of net income.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments purchased with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

3. Securities Owned

Securities owned consist of trading and investment securities as follows:

State, municipal, and U.S. Government obligations	$ 3,505,382
Corporate debt	546,852
Equities	73,360
	$ 4,125,594

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2006, these securities at estimated fair values consist of the following:

4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$ 399,056
Leasehold improvements	80,981
	480,037
Accumulated depreciation and amortization	(417,003)
	$ 63,034

5. Line of Credit:

The Subsidiary has a $500,000 revolving line of credit with Bank of America, N.A. Borrowings under the line bear interest at the bank's prime rate plus 1% per annum. The stated interest rate is 8.25% at December 31, 2006. Borrowings under the line are secured by all of the Subsidiary's assets and are personally guaranteed by partners of the Company. There was $50,000 drawn against this line at December 31, 2006. The line of credit expires on January 31, 2007. The Company is in negotiation with Bank of America to renew the line of credit.

6. Liabilities Subordinated to Claims of General Creditors

The borrowings under subordination agreements at December 31, 2006 are as follows:

Secured demand Notes Collateral Agreement 14%, due April 30, 2007	$ 550,000
Secured demand Notes Collateral Agreement 14%, due April 30, 2007	450,000
	$ 1,000,000

The loans are subordinated to claims of all general creditors and have been approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. In addition, the Company must satisfy the debt-equity ratio requirement that the ratio not exceed 70% for a period in excess of 90 days. At December 31, 2006, the Company's debt-equity ratio was 48%.

7. Payable to Clearing Broker

The payable to clearing broker consists of the following:

Payable to clearing broker	$ 3,722,688
Transactions not yet due for settlement	54,759
	$ 3,777,447

8. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2006, the Company had net capital, as defined, of $907,323, which exceeded its required net capital of $100,000 by $807,323. At December 31, 2006, the Company had aggregate indebtedness of $223,351. The ratio of aggregate indebtedness to net capital was .25 to 1.

9. Leases

The Company is obligated under an operating lease agreement for its office premises. The lease originally set to expire June 30, 2004 at an annual rental of $169,053 was extended through August 31, 2008 at a rate of $213,540. The lease is subject to escalation charges based on increases in real estate taxes and common area maintenance. Future minimum annual rental payments are as follows:

Year Ending December 31,	
2007	$ 213,540
Thereafter (8 months)	142,360
	$ 355,900

10. Section 401(k) Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all the Company's employees and provides for participants to defer salary up to maximum statutory limitations. The Company does not match employee deferrals.

11. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

The Company's trading activities include the purchase and sale of commodities futures and option contracts. These transactions are executed at another broker and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company, as a part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company transacts its business with customers located throughout the United States.

In the normal course of business, the Company may have cash at banks in excess of federally insured limits and is exposed to the credit risk resulting from this concentration of cash. At December 31, 2006, the amount exceeding FDIC insurance limits amounted to $259,741. The company mitigates risk by banking with reputable institutions.

Approximately 83% of the Subsidiary's sales were from one customer for the year ended December 31, 2006.

During 2006, approximately 84% of the Subsidiary's merchandise purchases were from two vendors.

12. Letter of Credit

In lieu of a security deposit for the rental of its Connecticut office, the Company obtained an irrevocable letter of credit. This letter of credit expires at the end of the lease on August 31, 2008 to coincide with the lease extension. The amount available under the letter of credit is $38,658.

13. Payable to Former Partner

As of October 3, 2005, a substantial equity partner resigned from the Company. As part of the separation agreement, in 2006, the former partner's capital and commissions approximating $873,000 was paid to him. $75,000 is to be paid within 5 business days of March 31, 2007, plus simple interest thereon at a rate of 4% per annum, commencing from January 1, 2006 and running through March 31, 2007 (the "Contingent Reserve").

Also, upon execution of the separation agreement, the remaining partners will pay the former partner for his share of the remaining balance due, and he will obtain a limited partnership interest in certain investments of the Company.

All or any portion of the Contingent Reserve may be applied by the Company to satisfy any claim that may arise out of the actions or omissions of the former partner while he was associated with the Company.

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The Company's Consolidated Statement of Financial Condition as of December 31, 2006 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

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Independent Auditors' Report

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To the Board of Directors
Belle Haven Investments L.P.

We have audited the accompanying consolidated statement of financial condition of Belle Haven Investments L.P. and Subsidiary as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Belle Haven Investments L.P. and Subsidiary as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 26, 2007

END